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Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE	Date: February 12, 2009

An Affiliate of JLL Partners, Inc. Commences Cash Tender Offer to Acquire PharmaNet
Development Group, Inc. at $5.00 per Share.

        New York, NY—February 12, 2009—JLL Partners, a leading private equity investment fund ("JLL") and PharmaNet Development Group, Inc. ("PharmaNet") announced today that JLL PharmaNet Holdings, LLC ("Parent"), through its wholly-owned subsidiary, PDGI Acquisition Corp. ("Purchaser"), each of which is an affiliate of JLL, has commenced a tender offer for all outstanding shares of PharmaNet (NASDAQ:PDGI) at a price of $5.00 per share net to the seller in cash. JLL and PharmaNet had previously announced that they had reached a definitive merger agreement for Purchaser to acquire PharmaNet. Parent and Purchaser are affiliates of JLL Partners Fund V, L.P. and JLL Partners Fund VI, L.P. (together, the "Sponsors"), each of which is a private equity investment fund managed by JLL.

        The Board of Directors of PharmaNet has unanimously, by the vote of the directors present, determined that the transaction contemplated by the merger agreement, including the offer and the merger are advisable and in the best interests of PharmaNet and its stockholders; approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer; and resolved to recommend that holders of shares of PharmaNet common stock accept the offer and tender their shares in the offer.

        The tender offer, if successful, will be followed by a second-step merger in which any shares of PharmaNet not tendered into the offer will be converted into the right to receive the same per share consideration paid to PharmaNet stockholders in the tender offer.

        There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and other conditions described therein.

        Unless the tender offer is extended, the tender offer and any withdrawal rights to which PharmaNet's stockholders may be entitled will expire at 12:00 midnight, EST, on Thursday, March 12, 2009. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, PharmaNet will become a wholly-owned subsidiary of Parent.

        The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, the Letter of Transmittal and other related materials which Parent, Purchaser and the Sponsors will file with the Securities and Exchange Commission ("SEC") on February 12, 2009. In addition, PharmaNet will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from Innisfree M&A Incorporated, the information agent for the tender offer at (888) 750-5834 (toll free) and Jefferies & Company, Inc., the Dealer Manager for the tender offer at (888) 323-3302 (toll-free). American Stock Transfer & Trust Company is acting as depositary for the tender offer.

About JLL Partners

        Parent is an affiliate of the Sponsors, each of which is a private equity investment fund managed by JLL. Each of Parent and Purchaser were formed for the purpose of entering into a business combination transaction with PharmaNet, and has not carried on any business activities other than in connection with the tender offer and merger.

        Founded in 1988, JLL is a leading private equity investment firm with approximately $4 billion of capital under management that has invested in a variety of industries, with special focus on healthcare and medical services, financial services and building products. JLL makes equity investments in middle market companies with the objective of extricating good companies from complicated situations or building strong companies in partnership with exceptional managers. Further information related to JLL can be found on its website, www.jllpartners.com.

About PharmaNet Development Group, Inc.

        PharmaNet Development Group, Inc., a global drug development services company, provides a comprehensive range of services to the pharmaceutical, biotechnology, generic drug and medical device industries. The Company offers early and late stage consulting, Phase I clinical studies and bioanalytical analyses, and Phase II, III and IV clinical development programs. With approximately 2,500 employees and 41 facilities throughout the world, PharmaNet is a recognized leader in outsourced clinical development. For more information, please visit our website at www.pharmanet.com.

Advisors

        Skadden, Arps, Slate, Meagher & Flom, LLP acted as legal counsel and Jefferies & Company, Inc. acted as financial advisor to JLL for this transaction. Morgan, Lewis & Bockius, LLP acted as legal counsel and UBS Investment Bank acted as financial advisor to PharmaNet. Latham & Watkins acted as legal counsel to PharmaNet's Board of Directors.

Forward-Looking Statements

        Certain statements made in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") and are subject to a variety of risks and uncertainties. Additionally, words such as "seek," "intend," "believe," "plan," "estimate," "expect," "anticipate" and other similar expressions are forward-looking statements within the meaning of the Act. Such forward-looking statements include PharmaNet Development Group, Inc.'s decision to enter into an agreement to be acquired by JLL, the ability of PharmaNet Development Group, Inc. and JLL to complete the transaction contemplated by the definitive agreement, including the parties' ability to satisfy the conditions set forth in the merger agreement, and the possibility of any termination of the definitive agreement. The forward-looking statements contained in this press release are based on the current expectations of PharmaNet, and those made at other times will be based on PharmaNet's expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, not having sufficient funds to pay the principal due upon conversion of the outstanding notes or to repurchase PharmaNet's outstanding notes, which PharmaNet may be required to do beginning in August 2009, the impact of the current economic environment, the impact of PharmaNet's indebtedness on its financial condition or results of operations and the terms of its outstanding indebtedness limiting its activities, the impact of the investigation by the Securities and Exchange Commission, its limited insurance coverage in connection with the settled securities class action lawsuit, limited additional coverage for the recently settled derivative actions and associated future legal fees, the potential liability related to the recently filed securities class action lawsuit, the impact of ongoing tax audits, PharmaNet's ability to generate new client contracts and maintain its existing clients' contracts, its evaluation of its backlog and the potential cancellation of contracts, the possibility PharmaNet under-priced its contracts or overrun cost estimates and the effect on PharmaNet's financial results by failure to receive approval for change orders and by delays in documenting change orders, its ability to implement its business strategy, international economic, political and other risks that could negatively affect its results of operations or financial position, changes in outsourcing trends and regulatory requirements affecting the branded pharmaceutical, biotechnology, generic drug and medical device industries, the reduction of expenditures by branded pharmaceutical, biotechnology, generic drug or medical device companies, actions or inspections by regulatory authorities and the impact on PharmaNet's clients' decisions to not award future contracts to PharmaNet or to cancel existing contracts, the impact of healthcare reform, the fact that one or a limited number of clients may account for a large percentage of PharmaNet revenues, the incurrence of significant taxes to repatriate funds, the fluctuation of PharmaNet operating results from period to period, PharmaNet assessment of PharmaNet goodwill valuation, the impact of foreign currency fluctuations, tax law changes in Canada or in other foreign jurisdictions, investigations by governmental authorities regarding PharmaNet inter-company transfer pricing policies or changes to their laws in a manner that could increase PharmaNet effective tax rate or otherwise harm PharmaNet business, PharmaNet lack of the resources needed to compete effectively with larger competitors, PharmaNet ability to continue to develop new assay methods for PharmaNet analytical applications, or if PharmaNet current assay methods are incorrect, PharmaNet ability to compete with other entities offering bioanalytical laboratory services, PharmaNet potential liability when conducting clinical trials, PharmaNet handling and disposal of medical wastes, failure to comply with applicable governmental regulations, the loss of services of PharmaNet key personnel and its ability to attract qualified staff, the continued effectiveness and availability of PharmaNet's information technology infrastructure, losses related to its self-insurance of its employees' healthcare costs in the United States, PharmaNet's ability to attract suitable investigators and volunteers for its clinical trials, the material weaknesses relating to PharmaNet's internal controls, and risks and uncertainties associated with discontinued operations.

        Further information can be found in PharmaNet's risk factors contained in its Annual Report on Form 10-K for the year ended December 31, 2007 and most recent filings. PharmaNet does not undertake to update the disclosures made herein, and you are urged to read PharmaNet's filings with the Securities and Exchange Commission.

Important Information about the Tender Offer

        This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) to be filed by Parent, Purchaser and the Sponsors with the SEC on February 12, 2009. In addition, on February 12, 2009, PharmaNet will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to either Innisfree M&A Incorporated., the information agent for the tender offer at (888) 750-5834 (toll free) or to Jefferies & Company, Inc., the Dealer Manager for the tender offer at (888) 323-3302 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC's website at www.sec.gov.

Investor Contact	PharmaNet:	JLL:
	Anne-Marie Hess Phone: (609) 951-6842 E-mail: ahess@pharmanet.com	Peter Strothman Phone: (212) 210-9347 E-mail: p.strothman@jllpartners.com

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  Exhibit (a)(1)(H)
An Affiliate of JLL Partners, Inc. Commences Cash Tender Offer to Acquire PharmaNet Development Group, Inc. at $5.00 per Share.